SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           Notification of Late Filing
                        Commission File Number 000-22673

(Check one):
( ) Form 10-K    ( ) Form 11-K    ( ) Form 20-F  (X) Form 10-Q    ( ) Form N-SAR

For period ended: December 31, 1998

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Schick Technologies, Inc.
Full name of registrant

Former name if applicable

31-00 47th Avenue
Address of principal executive office (Street and Number)

Long Island City, New York 11101
City, State and Zip Code

PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
|X| be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Registrant is ascertaining its estimates for returns and allowances, doubtful accounts and inventory write-offs, as well as the tax impact thereof. This process is expected to be completed within the extension period. The subject report cannot be filed in a timely manner without undue expense and hardship.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Zvi N. Raskin          (718)       937-5765, ext. 2163
(Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  (x) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  (x) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant recognized $11.9 million in revenues and $1.2 million in net income for the quarter ended December 31, 1997. The registrant anticipates an increase in revenues and a substantial net loss for the three months ended December 31, 1998. Factors contributing to such net loss include a significant increase in product returns and allowances, doubtful accounts and inventory obsolescence.

                            SCHICK TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     February 17, 1999         By /s/  DAVID SCHICK
                                    David B. Schick, President &
                                    Chief Executive Officer